WARNER NORCROSS & JUDD LLP
ATTORNEYS AT LAW
900 Fifth Third Center
111 Lyon Street, N.W.
Grand Rapids, Michigan 49503-2487
Telephone 616.752.2000
Fax 616.752.2500

Gordon R. Lewis
616.752.2752 Direct Fax: 616.222.2752 glewis@wnj.com

November 24, 2004

Ms. Michele M. Anderson
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549-0303

Re:	Sturgis Bancorp, Inc. Schedule 13E-3 Filed September 29, 2004 File No. 5-78116 Preliminary Schedule 14A Filed September 29, 2004 File No. 0-49613

Ms. Anderson:

                    We represent Sturgis Bancorp, Inc. ("Sturgis" or the "Company") as counsel to assist the Company in the preparation of its Schedule 13E-3 and Preliminary Schedule 14A filed on September 29, 2004, and in responding to your letter dated October 29, 2004 (the "Letter"), in which you provided comments on Sturgis' Schedule 13E-3 and Preliminary Schedule 14A.

                    This letter provides the Company's response to your comments. For convenience of reference, each of the Commission's comments is set forth in full and Sturgis' response immediately follows. Page references indicated below refer to pages of the proxy statement and Schedule 13E-3, as noted. We have enclosed with this letter a copy of the revised proxy statement and Amendment No. 1 to the Schedule 13E-3. We have also enclosed marked copies of these documents to identify the changes we have made since the initial filing on September 29, 2004.

Ms. Michele M. Anderson
November 24, 2004

______________________

Reasons for the Merger.

Comment 1:

                    It appears that the expenses listed in this section do not correspond to those costs identified in the table at page 25. Please revise to eliminate any inconsistent disclosure. In addition, disclose the bases underlying the company's estimates for the significant increases in audit fees and for the certification of controls program for 2004, and clarify whether those estimates comprise the $143,000 one-time expenses mentioned in the second paragraph.

Response:

                    The expenses previously listed on page 5 corresponded with the costs identified on page 25. Page 5 referenced anticipated reporting company expenses in 2004 of approximately $290,000. This number could be found on page 25 by adding the estimated 2004 hard costs of nearly $260,000 with the reference immediately below the table of $30,000 in internal costs. However, we have modified the proxy statement to update the expense figures to reflect the shifting of anticipated Sarbanes-Oxley 404 costs from 2004 to 2005 because the Company now believes such costs will not be incurred in 2004, but would be incurred in 2005 if the Company does not succeed in going private.

                    The bases for the Company's estimates for the significant increases in audit fees and for the certification of controls program are oral cost estimates provided by the Company's accountants and internal management assessments. We have modified the proxy statement to include these additional disclosures. See page 29.

Comment 2:

                    Revise to elaborate on the "risks" posed by the passage of the Sarbanes-Oxley Act that the company is seeking to avoid by engaging in a going private transaction.

Response:

                    The use of the term "risks" in connection with the Sarbanes-Oxley Act was inappropriate. We have modified the proxy statement to remove the reference to risks posed by Sarbanes-Oxley. See pages 5 and 29.

Ms. Michele M. Anderson
November 24, 2004

______________________

Comment 3:

                    You reference the "disproportionately high burden" on management as a reason for taking the company private. To the extent practicable, quantify the amount of time management devotes to compliance with the federal securities laws.

Response:

                    The Company believes that compliance with securities laws involves a certain base level of management time, regardless of company size. Small companies therefore frequently bear a burden that is disproportionate to that borne by large companies in terms of management time because of the relatively small number of managers working in small companies. Sturgis' management has estimated the amount of time management devotes to compliance with federal securities laws. We have revised the proxy statement to reflect these estimates. See page 29.

Background of the Merger Proposal.

Comment 4:

                    We note that the board has considered taking the company private since late 2002. Revise to indicate why you seek to undertake the going private transaction at this time as opposed to other times in the past two years. See Item 1013(c) of Regulation M-A.

Response:

                    The Company has not been considering a going private transaction since 2002. The Company believes that active consideration of a going private transaction began at the Board of Directors meeting on July 19, 2004. As is accurately described in the "SPECIAL FACTORS - Background of the Merger Proposal" section, there was an increasing awareness by management of going private as a strategic alternative prior to the July 19, 2004 meeting. Prior to the July 19, 2004 meeting, management and directors began to collect information concerning going private transactions. The Company began to actively consider the going private transaction in July when management and the Executive Committee believed that they then had a sufficient knowledge base to begin to make a deliberate and informed decision and the board of directors authorized development of a proposal for later consideration and related expenditures. The proxy statement reflects this information. See pages 10 - 11.

Ms. Michele M. Anderson
November 24, 2004

______________________

Comment 5:

                    Given your disclosure that many applicable banking regulations already impose operational procedures required by the Sarbanes-Oxley Act, revise to specify the provisions of the Act that will significantly increase the company's costs.

Response:

                    Banks and bank holding companies are highly regulated and regularly examined by federal and state auditors. Some of these requirements are intended to achieve objectives similar to those of Sarbanes-Oxley. However, the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act impose additional requirements upon the Company that neither the Company nor the Bank are subjected to under banking regulations. The additional Sarbanes requirements include, among others, management certification and external auditor attestation of internal controls functions under Rule 404 of Sarbanes and the preparation and filing of reports with the SEC. We have modified the proxy statement to reflect these requirements. See page 5. The costs noted on page 29 of the proxy statement include only incremental costs related solely to expenses the Company incurs as a result of being a reporting company.

Comment 6:

                    Expand your discussion of the background of the merger to describe all meetings, negotiations, contacts, etc., among board members and management and provide the reader with more of a sense of the content of those discussions. Please revise to disclose the following, which is not intended to be an exhaustive list:

•	the nature of the "extensive discussions" that took place following Plante & Moran's presentation at the meeting on March 15, 2004;
•	the specific "positives and negatives" of remaining a public corporation offered by Mr. Eishen at the April 19, 2004 meeting; and
•

the substance of the discussions and the conclusions made at the meeting on June 21, 2004, pertaining to "the process, benefits and potential concerns" for proceeding with the transaction and the "positive and negative aspects."

Response:

                    We have expanded the proxy statement to include this information. See pages 8 - 9.

Ms. Michele M. Anderson
November 24, 2004

______________________

Comment 7:

                    Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Revise to summarize any and all presentations made by any outside parties during your evaluation of the transaction and file any written materials as exhibits to the Schedule 13E-3 pursuant to Item 9 of Schedule 13E-3 and Item 1016(c) of Regulation M-A, including the following:

•	Plante & Moran's report presented at the March 15, 2004 meeting;
•	the information received from the "various investment banking firms" mentioned on pages 8 and 9;
•	Crowe Chizek's presentation on compliance with Section 404 of the Sarbanes-Oxley Act; and
•

Donnelly Penman's valuation report of the fair market value of the company's common stock as of June 30, 2004. To the extent that the information contained in the preliminary valuation report is substantially similar to the disclosure already provided in the summary of Donnelly Penman's updated valuation, then provide a statement to this effect and summarize any differences in the information presented.

                    Alternatively, explain to us why you believe the items are not materially related to the Rule 13e-3 transaction.

Response:

                    Plante & Moran, PLLC provided two letters to the Audit Committee in advance of the March 15, 2004, meetings. These letters were not materially related to the going private transaction. They detailed services provided to the Company and the Bank during 2003 and proposed to be provided in 2004. A Plante & Moran representative did have discussions with the Audit Committee and the Board of Directors on March 15, 2004, that related to Rule 404 and costs associated with being a publicly traded company. These discussions are now summarized in the background section of the proxy statement. See pages 8 - 9. These discussions were informal and in question and answer format. No report, opinion or appraisal that is materially related to this going private transaction was prepared by Plante for the Company.

                    The literature received from investment banking firms and Crowe Chizek consisted of generic, general information that is believed to have been provided by these firms to numerous clients and prospective clients. Item 1015 of Regulation M-A uses the words "report,

Ms. Michele M. Anderson
November 24, 2004

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opinion or appraisal". Implicit within these words is an analysis undertaken by the outside party that relates in a specific way to the issuer, its value, or its assets. This literature is generic and does not relate in a specific way to the Company. Therefore, the Company believes that this literature does not constitute a "report, opinion or appraisal" and does not fall within the scope of Item 1015.

                    The information contained in the preliminary valuation report, which valued the Company's common stock as of June 30, 2004, is substantially the same as the updated valuation report, which valued the Company's common stock as of September 20, 2004, except for updates resulting from the use of a later valuation date. We have modified the proxy statement to reflect valuation comparison information. See page 17.

Fairness; Recommendation of Board of Directors.

Comment 8:

                    Generally, your discussion of the factors listed in Item 1014 of Regulation M-A should only address substantive and procedural fairness to unaffiliated shareholders, and not all shareholders generally. See Item 1014(a) of Regulation M-A and Question and Answer No. 19 in Exchange Act Release No. 34-17719 and revise accordingly. In addition, revise to state whether the board believes the Rule 13e-3 transaction is substantively and procedurally fair to unaffiliated shareholders who will retain their interest in the company and to those who will be cashed out in the merger.

Response:

                    We have revised the proxy statement to address more directly the substantive and procedural fairness to unaffiliated Shareholders. See pages 3, 12 and 13. The proxy statement also now states that the board believes the Merger is substantively and procedurally fair to unaffiliated shareholders who will retain their interest in the Company and to those who will be cashed out in the Merger. See page 12.

Comment 9:

                    Include a statement as to whether SB Merger Company believes the Rule 13e-3 transaction to be fair to the company's unaffiliated security holders, including both the unaffiliated shareholders who will retain their shares and those who will receive cash, and an analysis of the material factors upon which it relied in reaching such a conclusion. See Item 1014 of Regulation M-A. Note that if SB Merger Company did not individually analyze the

Ms. Michele M. Anderson
November 24, 2004

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factors in support of its fairness determination, it may expressly adopt the board's analysis as its own. Refer to Question and Answer No. 20 in Exchange Act Release No. 34-17719.

Response:

                    As a newly-formed company and wholly-owned subsidiary of the Company organized solely for the purpose of this transaction, SB Merger Company has not undertaken independent analyses relating to the Merger. Its directors and officers are directors and officers of the Company. SB Merger Company expressly adopts the board's analyses as its own. The amended proxy statement so states. See page 37.

Comment 10:

                    Revise the penultimate paragraph on page 18 to clarify why the board believes that liquidation value is not relevant to its fairness determination. Please note that your assertion that a liquidation is an unlikely alternative does not provide an adequate explanation for why liquidation value is not relevant. In this regard, please refer to Question and Answer No. 20 of Exchange Act Release No. 34-17719 (" . . . the absence of an intention to liquidate is not determinative of whether the discussion should address liquidation values.").

Response:

                    Liquidation value was not a factor in the Board's determination of purchase price or fairness. The proxy statement so states on page 14. The Board of Directors was advised by management and the Company's advisors that they were not aware of a single instance in which a solvent, profitable bank in the United States has ever been liquidated and the proxy statement so states. The board did not consider a liquidation analysis as a relevant factor because the liquidation of a solvent, profitable bank or discontinuance of a bank's operations is an extremely unlikely event. The Company believes that because substantially all of the assets on the Company's balance sheet are financial assets, book value (which the Company did consider) approximates liquidation value. The proxy statement so states on page 14. This assumption is validated by Note 15 ("Fair Value of Financial Instruments") to the Company's consolidated financial statements appearing in its Form 10-K annual report, which is expressly incorporated by reference in both documents.

Comment 11:

                    Revise your discussion of procedural fairness to clarify how the board reached a conclusion that the transaction is procedurally fair in the absence of the procedural safeguard set forth in Item 1014(c) of Regulation M-A. Currently, your discussion only references

Ms. Michele M. Anderson
November 24, 2004

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approval by a majority of the unaffiliated shareholders who will receive cash in the merger, though the company also has unaffiliated shareholders who will retain their shares after the merger.

Response:

                    As stated on page 16 of the proxy statement, the board believed the transaction is procedurally fair notwithstanding the lack of required approval by a majority of unaffiliated shareholders because the shares held by directors and officers represent a relatively small percentage of votes required to approve the transaction and because of the small percentage of shareholders receiving cash in the Merger. We have modified the proxy statement to reflect, in addition to the reasons previously listed, the fact that the board relied in part on the assessment and recommendation of independent directors. See page 16.

Comment 12:

                    Summarize the factors considered by the Executive Committee in determining to recommend the transaction.

Response:

                    The Executive Committee based its independent analysis on the same information and analyses provided to the Board of Directors, and considered the same factors as the board when making its recommendation. The revised proxy statement explicitly so states. See page 16.

Opinion of Financial Advisor.

Comment 13:

                    On a supplemental basis, provide us with a copy of Donnelly Penman's engagement letter with the board of directors.

Response:

                    We enclose as Exhibit A to this letter a copy of Donnelly Penman & Partners' engagement letter on a supplemental basis.

Ms. Michele M. Anderson
November 24, 2004

______________________

Comment 14:

                    Revise to indicate whether Donnelly Penman recommended the amount of consideration to be paid in the going private transaction. Refer to Item 1015(b)(5) of Regulation M-A. Also describe any instructions that board gave to the advisor pursuant to Item 1015(b)(6) of Regulation M-A.

Response:

                    Donnelly Penman & Partners did not recommend the amount of consideration to be paid to these shareholders being cashed out as a result of the transaction. The board of directors determined this amount. The only instructions given to the advisor were to provide the board with a valuation report and opinion, followed by a fairness opinion. The proxy statement now reflects this information. See page 17.

Comment 15:

                    Disclose all of the financial forecasts that management provided to Donnelly Penman or any projections that the advisor developed. Disclose and quantify the material assumptions underlying the forecasted information. Also revise to summarize the contents of the company's Strategic Plan as referenced in the third bullet on page 16.

Response:

                    The financial forecasts that management provided to the financial advisor that were relied upon by the financial advisor are now included within the table in the discussion of the discounted cash flow analysis. See page 23.

                    The material assumptions underlying the forecasts are now disclosed and quantified in the proxy statement. See page 22.

                    The Company's Strategic Plan was prepared by management and contained no material information used by the financial advisors in their financial analysis. It contained a strategic plan for the Bank, a "Strengths, Weaknesses, Opportunities, and Threats" analysis, a statement of the Bank's values and comments on the Bank's vision, mission, and objectives. We have not included a summary of the strategic plan because it was not a report provided to the Company by an outside party (and therefore does not fall under Item 1015 of Regulation M-A) and we have been advised by the financial advisor that, while it was reviewed as a due diligence exercise, it was not a basis for the preparation of the valuation report and opinion.

Ms. Michele M. Anderson
November 24, 2004

______________________

Comment 16:

                    Please revise the discussion of the discounted cash flow analysis to disclose the following:

•	why a 27.7% earnings growth rate was used;
•	how the estimated earnings growth rate differs from the company's historical growth rate; and
•	the basis for the assumption that the company would make dividend payouts ranging from 32% to 57% and whether such an assumption is in line with the company's current practices.

Response:

                    A 27.7% earnings growth rate is greater than the Company's historic growth rate. However, this growth rate would be computed from an earnings decline in 2003 and a projected earnings decline in 2004. If viewed in the longer term, and ignoring the decline of 2003 and 2004, the compound annual earnings growth rate from 2002 through the projection period is 9.6%.

                    Earnings growth is not specifically forecasted. Rather, it is the result of multiple balance sheet growth and yield assumptions in addition to assumptions regarding non-interest expense and income growth.

                    The basis for the dividend payouts was the financial advisor's assumptions, with management's guidance, that the Company would increase dividend payments by 10% per year, which resulted in a dividend payout ratio of 32% to 57% of earnings through the projection period. We have revised the proxy statement to include this information. See pages 21.

Comment 17:

                    Explain why Donnelly Penman did not apply a marketability or minority discount to the company's common shares for purposes of its valuation analysis.

Response:

                    Donnelly Penman & Partners advises that they have been advised by their legal counsel in the past regarding the use of a marketability or minority discount. The majority of states, including Delaware and New Jersey, have held that a minority discount is not applicable in a squeeze out or cash out merger. Under public policy, most states have determined that such

Ms. Michele M. Anderson
November 24, 2004

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discounts are unfair or invalid. See Robert B. Heglar, Rejecting the Minority Discount, 1989 Duke L.J. 258 (1989); see also MT Properties, Inc. v. CMC Real Estate Corp., 481 N.W.2d 383 (Minn. Ct. App. 1992) (stating that policy arguments for dissenting shareholders are enlarged in the event of a squeeze out merger); Columbia Management Co. v. Wyss, 765 P.2d 207 (Or. Ct. App. 1988) (stating that where a shareholder has little choice but to exercise statutory rights, the minority discount should not be applied).

                    In Casey v. Brennan, 780 A.2d 553 (N.J. 2001), the New Jersey Supreme Court held that neither marketability nor minority discounts may be applied when determining the cash out value of minority shares. The court held that, in the absence of extraordinary circumstances, such discounts diminished the "fair value" of the minority shareholders' stock. Id. at 570.

                    We have modified the proxy statement to describe in greater detail Donnelly Penman & Partners' decision not to use a marketability or minority discount. See page 24.

Comment 18:

                    Clarify how Donnelly Penman derived the fair value of $13.75 from the various methodologies. For instance, quantify the weights assigned to the various methodologies to arrive at the combined value of the company.

Response:

                    To achieve the weighted valuation conclusion, Donnelly Penman & Partners assigned weightings to each valuation metric. The discounted cash flow was weighted at 28%. The 30-day, 90-day, and one-year historical trading averages were each weighted at 8% for a total weight for the recent trading metric of 24%. The implied value per share based on comparable company book value, tangible book value and price to earnings ratios were weighted at 8% for a total comparable company metric weight of 24%. The implied value per share based on comparable acquisitions book value, intangible book value, price to earnings and premium to core deposit ratios were each weighted at 6% for a total comparable acquisition metric weight of 24%. When combined, these four valuation metric groupings total to 100%. We have revised the proxy statement to include this information. See page 25.

Amendment Proposal.

Comment 19:

                    Revise to provide a brief but balanced discussion of the benefits and detriments of the amendment proposal.

Ms. Michele M. Anderson
November 24, 2004

______________________

Response:

                    We have revised the proxy statement to include the requested disclosure. See page 34.

Solicitation of Proxies.

Comment 20:

                    We note that proxies may be solicited by personal interview, telephone, e-mail or fax. Please confirm, if true, that proxies will not be otherwise solicited via the Internet. In addition, please confirm your understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or in person, must be filed under the cover of Schedule 14A. See Rule 14a-6(b) and (c).

Response:

                    Proxies will not be solicited via the Internet. We confirm that the Company understands that all written materials, including any e-mails or scripts in the soliciting process over the telephone or in person, must be filed under the cover of Schedule 14A.

Voting Securities and Principal Holders.

Comment 21:

                    Revise the tables to include each person's estimated beneficial ownership following the completion of the merger.

Response:

                    We have modified the proxy statement to include the requested disclosure. See page 40.

Stock Repurchases.

Comment 22:

                    Disclose the range of prices paid in accordance with Item 1002(f) of Regulation M-A. In light of your disclosure that the board has considered taking the company

Ms. Michele M. Anderson
November 24, 2004

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private since late 2002, provide us with your analysis for why these repurchases did not constitute the first steps in the going private transaction. Refer to Rule 13e-3(a)(3) and Question and Answer No. 4 of Exchange Act Release No. 34-17719 (April 13, 1981).

Response:

                    We have disclosed the range of prices paid as requested. See page 42.

                    As noted in our response to Comment 4 above, the Board of Directors first authorized management to begin to develop a proposal for a going private transaction (for later consideration by the board) on July 19, 2004. Prior to that time management and directors were simply gathering information. Except as noted below, each purchase described in the stock repurchases table took place prior to the Company's active consideration of the going private transaction, and therefore such purchases were not a first step in a going private transaction.

                    The Company publicly announced a stock repurchase program on March 19, 2004. This stock repurchase program was a revival of a prior repurchase program and was implemented for business reasons, not to reduce the number of record shareholders. The Company then had capital in excess of its operating needs. The purpose of the repurchase program was to reduce its shares with an expected resulting accretion in return on equity and earnings per share.

                    The final purchase occurred on August 5, 2004, and was a single purchase of 7,500 shares from a single record holder. Following the transaction, this record holder still held more than 500 shares of Common Stock. This purchase did not, therefore, bring about the elimination of a record shareholder. Nor did the purchase place the record holder in a position where it would be eliminated as a shareholder following the going private transaction.

                    Most repurchases under the stock repurchase plan took place before the Company began to actively consider going private. In addition, the stock repurchase plan was not intended to, and indeed did not, advance the objective of going private because it did not change the number of record shareholders. For these reasons, the Company does not view the repurchases as the first steps in a going private transaction.

Documents Incorporated by Reference.

Comment 23:

                    We note that you have incorporated by reference the information required by Item 13 of Schedule 14A. Please note that the information required in Item 13(a) may be

Ms. Michele M. Anderson
November 24, 2004

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incorporated by reference to the same extent as would be permitted by Form S-3 pursuant to Instruction E to Schedule 14A. It does not appear that your public float is sufficient and, therefore, you are probably not eligible to incorporate by reference pursuant to Item 13(b)(1). Please advise us if you intend to rely upon Item 13(b)(2) to incorporate the required information by reference in the proxy statement to shareholders at the same time as you send them the proxy statement. Alternatively, revise the Schedule to include the information required by Item 13(a). The selected financial data you provide at page 43 is not sufficient to satisfy this requirement.

Response:

                    Sturgis incorporated financial statements by reference from its most recent Annual Report on 10-K and Quarterly Report on 10-Q (for the purpose of this response, the "Financial Statements") into the proxy statement and into the Schedule 13E-3. The Company included this incorporation by reference pursuant to Instruction 1 to Item 13 of Schedule 13E-3. For the reasons described below, the Company believes that it is not required to provide the Financial Statements in the proxy statement or deliver the Financial Statements to shareholders with the proxy statement.

Applicability of Items 13 and 14 of Schedule 14A

                    The Company is not obligated to include in (or with) the proxy statement the financial information required under Item 13 of Schedule 14A. Item 13 of Schedule 14A obligates issuers to disclose certain financial information if "action is to be taken with respect to any matter specified in either Item 11 or 12" of Schedule 14A.

•

Item 11 is triggered by the authorization or issuance of securities. Neither the Merger nor the Amendment involve the authorization or issuance of securities. Therefore, action under Item 11 has not been proposed by the Company.

•

Item 12 is triggered by the "modification of any class of securities of the registrant, or the issuance or authorization for issuance of securities." The latter portion of Item 12 is not applicable since neither the Merger nor the Amendment involves the issuance or authorization for issuance of securities. In addition, the Merger does not involve the modification of any class of securities of the registrant. However, it is plausible to argue that the Amendment does involve the modification of the Company's common stock. Therefore, we will assume for the purpose of this response that the Amendment triggers Item 12. If so, Item 13 disclosure obligations would arise.

Ms. Michele M. Anderson
November 24, 2004

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                    The Company's position that it need not provide the Item 13 financial information is based on the instructions to Item 13. Instruction 1 to Item 13 of Schedule 14A provides the following exception upon which the Company relies:

Notwithstanding the provisions of this Item, any or all of the information required by paragraph (a) of this Item not material for the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. (Emphasis added)

                    The Company believes that the financial information required by Item 13(a) is not material for the exercise of prudent judgment in regard to the shareholders' vote on the Amendment (which is the only "matter to be acted upon" since, as demonstrated in the bullet points above, the Merger does not trigger Item 13 disclosure requirements). The Amendment prohibits certain transfers of shares of common stock if, as a result of the transfer, the receiving shareholder owns of record fewer than 100 shares of common stock. The Company does not believe that a shareholder exercising prudent judgment in deciding whether to vote for the Amendment would require the financial information described in Item 13(a). The Company believes that financial data about the Company does not impact the decision of whether to agree to new transfer restrictions for common stock. For these reasons, the Company believes that it is not required to disclose the Item 13(a) financial information to its shareholders when it mails the proxy statement.

                    Mark Spitzley of our office discussed this comment with Ms. Anderson on November 22, 2004. As discussed on November 22, the Company also believes that it is not required to disclose Item 14 of Schedule 14A financial information to its shareholders. Item 14 does not trigger the Company's obligation to disclose financial information in the proxy statement because the proposed transaction involves a wholly owned subsidiary of the Company and does not involve a liquidation or a spin-off. See Instruction 4 to Item 14 of Schedule 14A.

Basis for Incorporation by Reference

                    However, the Company is obligated to incorporate the Financial Statements by reference into Schedule 13E-3, and has chosen to incorporate the Financial Statements by reference into the proxy statement.

_____________________
1  The financial information required by Item 13(a) may be incorporated by reference pursuant to Item 13(b)(1) or (2). The Company acknowledges that it does not qualify as an S-3 registrant and cannot, therefore, incorporate by reference pursuant to Item 13(b)(1). In addition, the Company does not plan on delivering its annual report to shareholders with the proxy statement and, therefore, cannot incorporate by reference pursuant to Item 13(b)(2). Therefore, the Company cannot incorporate by reference the information mandated by Item 13.

Ms. Michele M. Anderson
November 24, 2004

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                    Instruction 1 to Item 13 of Schedule 13E-3 provides that, if the filing party provides summarized financial information in its disclosure materials, "the financial information required by Item 1010(a) and (b) of Regulation M-A must be disclosed directly or incorporated by reference into the [Schedule 13E-3 transaction] statement." The Company is providing its shareholders with summarized financial information as permitted by Instruction 1 to Item 13 of Schedule 13E-3 - therefore, it must (and has) incorporate the Item 1010(a) and (b) information by reference into its Schedule 13E-3. Pursuant to that Instruction, the Company must also "include appropriate instructions on how more complete financial information can be obtained" if it disseminates summarized financial information to shareholders. One of the mechanisms the Company has chosen to "include appropriate instructions" is through incorporation by reference within the proxy statement.

Conclusion

                    We have provided this analysis of the Company's decision to incorporate the Financial Statements by reference into the proxy statement as a response to your comment and as stated during the November 22 telephone conversation.

                    Accordingly, the Company believes that it is not required to provide the financial information detailed in Item 13 of Schedule 14A. The Company also believes that Instruction 1 to Item 13 of Schedule 13E-3 provides a basis for incorporating the Financial Statements by reference into the proxy statement.

Proxy Card

Comment 24:

                    Currently, your form of proxy card indicates that discretionary voting authority will be used with regard to any proposal to adjourn the meeting. Please note that discretionary authority is unavailable when a procedural action is intended to be taken with respect to a substantive matter. See Rule 14a-4. The postponement or adjournment of a meeting to solicit additional proxies does not constitute a matter incidental to the conduct of the meeting. Consequently, the use of discretionary voting authority to postpone or adjourn the meeting to solicit additional proxies is a substantive proposal for which proxies must be independently solicited. Either clarify that the meeting will not be adjourned to solicit additional proxies or provide another voting box on the proxy card so that shareholders may decide whether to grant a proxy to vote in favor of postponement or adjournment for the solicitation of additional proxies.

Ms. Michele M. Anderson
November 24, 2004

______________________

Response:

                    We have modified the proxy card to request the shareholders' approval to adjourn the meeting. See the proxy card.

Closing Information

                    Pursuant to the request provided at the end of your October 29, 2004, correspondence, the Company has provided the Commission with a written acknowledgment, a copy of which is enclosed with this letter.

Ms. Michele M. Anderson
November 24, 2004

______________________

* * * * * * * *

                    Sturgis hopes that these responses and the revisions to the Schedule 14A proxy statement and Schedule 13E-3 have satisfied all of the comments and issues addressed by the staff. If you have any questions about these responses or the revisions, please contact me at (616) 752-2752 or Mark Spitzley at (616) 752-2714.

Very truly yours,

/s/ Gordon R. Lewis

Gordon R. Lewis

GRL/ng
Enc.

EXHIBIT A

July 28, 2004

Board of Directors
Sturgis Bancorp, Inc.
125 E. Chicago Road
Sturgis, MI 49091
Attention: Eric Eishen - President and CEO

Dear Mr. Eishen:

In accordance with our recent discussions, Donnelly, Penman & Partners ("DP&P") is pleased to present this Engagement Letter pursuant to which DP&P will act as financial advisor to Sturgis Bancorp, Inc. ("Sturgis" or the "Company"), in connection with the investment banking services defined below.

Scope of Engagement
The Company engages DP&P to act as its financial advisor to assist and advise it, as requested by the Company, in:
I.	preparing an opinion as to the fair market value of the Company's common stock (the " Opinion") for purposes of evaluation of a going private transaction
II.	being available for discussions with the Company; working with the Company and its advisors on the various details necessary to complete the Opinion;
III.	if necessary, participating in meetings of the Company's Board of Directors at which the Opinion will be discussed;
IV.	if requested, provide a fairness opinion (Fairness Opinion) as to whether the consideration to be received by the shareholders in the going private transaction is fair, from a financial point of view.

Compensation

Opinion - As compensation for preparing and delivering the Opinion under this Engagement Letter, the Company agrees to pay DP&P an advisory fee of $10,000 with a non-refundable fee of $7,500 due upon signing this Engagement Letter and $2,500 due upon issuance of the Opinion.

Fairness Opinion - Additionally, if the Company requests that DP&P prepare a Fairness Opinion in conjunction with a going private transaction, DP&P agrees that the fee for the fairness opinion will be $15,000. One half ($7,500) of the Fairness Opinion Fee shall be due and payable upon delivery of the oral Fairness Opinion (and the accompanying "Blue Book") to the Board expected to occur at the time the Company's Board approves the going private transaction and the balance shall be due and payable upon the delivery of the written Fairness Opinion expected to occur at the time the Schedule 13E-3 is filed with the SEC. The Fairness Opinion Fee assumes that it is requested and will have an "as of" date within 60 days from the date of the original valuation Opinion. DP&P will not be obligated to update its opinion. DP&P and the Company agree that any additional "bring down" opinion will be negotiated separately between DP&P and the Company.

Reimbursements
The Company agrees to reimburse DP&P for all of its reasonable out-of-pocket expenses incurred in connection with its engagement under this Engagement Letter, including, without limitation, data base services (estimated to be at least $1,500), travel, and expenses of DP&P's legal counsel, if any, up to a maximum for all reimbursements of $5,000 unless approved by the Company. All requests for reimbursement of out-of-pocket expenses shall be submitted to the Company together with appropriate documentation, and shall be paid promptly by the Company within 15 days after receipt of such request.

Sturgis Bancorp, Inc.
July 28, 2004

Intended Use
The Opinion and Fairness Opinion may be used only by the Board of Directors of the Company and their counsel and advisors and may not be reproduced in any fashion without DP&P's prior written approval except that DP&P grants permission to reproduce its written Fairness Opinion in the Company's proxy and other documents (if any, including Schedule 13E-3) filed with the Securities and Exchange Commission associated with a transaction and, provided the Fairness Opinion is reproduced in full, to refer to the Fairness Opinion and to fairly summarize and/or quote therefrom. No other reference to the Fairness Opinion may be made without DP&P's prior written approval, except as may be ordered by a court or agency having competent jurisdiction or as otherwise required by applicable law or regulation.

Testimony and Support
In the event that any partner, officer or employee of DP&P is requested by the Company or is required to testify or appear at any judicial or regulatory hearing or deposition or other appearance in connection with any legal process in connection with services provided pursuant to this Engagement Letter, the Company will pay DP&P, at an hourly rate of $350/hour for each such partner, officer or employee, for time expended in giving such testimony or in remaining available at any court or judicial or regulatory tribunal or any deposition for the purpose of providing such testimony when necessary. The Company will also reimburse DP&P for its reasonable costs and expenses incurred in connection with the activities described in this paragraph.

Information Availability
The Company agrees to use its reasonable efforts to make available to DP&P on a confidential basis all information and documents about the Company, whether or not publicly available, which DP&P requests in conducting its review and analysis or in performing its duties under this Engagement Letter and to allow DP&P reasonable access to the Company's facilities and properties and an opportunity to discuss with the Company's management, employees, agents, customers, suppliers, distributors, lenders and auditors the operations of the Company and their prospects, provided, that no such contact shall be made without first, in each case, obtaining permission from the Company.

Accuracy of Company Supplied Information
DP&P may rely on the information furnished to it by the Company and may assume the accuracy and completeness of such information, without any obligation to attempt to independently verify any of such information. The Company agrees that information provided to DP&P and the contents of any disclosure documents used in connection with the investment banking services provided will not contain any untrue or misleading statement of a material fact or omit to state a material fact required to be stated in such information for the purpose for which it is supplied or necessary to make the information provided not misleading.

Termination of Agreement
DP&P's services and the Company's obligations under this Engagement Letter may be terminated with or without cause at any time by the Company or by DP&P, except for (i) the Company's obligation to pay to DP&P any compensation earned through the date of termination, (ii) the indemnity provisions contained in this Engagement Letter, and (iii) the confidentiality provisions contained in this Engagement Letter, all of which shall remain operative and in full force and effect regardless of termination. Termination shall be effected by written notice mailed by registered or certified mail; if given by DP&P to the Company, addressed as this letter is addressed; if given by the Company to DP&P, addressed to Mr. John Donnelly, Managing Director, at DP&P's address stated in the letterhead on the first page of this letter. Termination shall be effective as of the third business day after the notice is mailed.

Sturgis Bancorp, Inc.
July 28, 2004

Indemnification
We have attached an Indemnification Agreement as Schedule I. Acceptance of this Engagement Letter constitutes agreement by the Company and DP&P to the Indemnification Agreement set forth in the attached Schedule I, which is incorporated into, and made a part of, this Engagement Letter by this reference.

Miscellaneous
Except as contemplated by the terms of this Engagement Letter or as required by applicable law or as consented to by the Company, DP&P shall keep confidential all non-public information about the Company that is provided to DP&P by the Company and not otherwise known to DP&P or independently developed by it, and DP&P shall not use for any purpose or disclose such information to any third party, other than for use by or disclosure to such of its partners, employees and advisors as DP&P determines to have a need to know such information. Upon termination of this engagement, such information shall be returned to the Company, at the Company's request, and remain forever subject to the confidentiality and non-use provisions of this paragraph.

Except (1) as required by applicable law, (2) deemed advisable in the judgment of counsel for the Company in defense of any litigation involving the Company, its directors, officers, employees, and agents, or (3) as otherwise provided in this Engagement Letter, any advice to be provided by DP&P under this Engagement Letter shall not be disclosed publicly, made available to third parties, or filed with, included in, or referred to, in whole or in part, in any document, without the prior written approval of DP&P.

This Engagement Letter shall not be amended or modified except in writing signed by each party to be bound thereby. This Engagement Letter represents the entire understanding between the parties, and all prior discussions and negotiations are merged into it. This Engagement Letter shall be governed by, and construed in accordance with, the internal law of the State of Michigan. This Engagement Letter may be executed in one or more counterparts, each of which shall be an original but all or which shall together constitute one instrument.

Please confirm that the foregoing is in accordance with your understanding and agreements with DP&P by having an authorized officer sign and return to us the enclosed duplicate of this Engagement Letter.

Very truly yours,

Donnelly Penman & Partners
John C. Donnelly Managing Director	Accepted: Sturgis Bancorp, Inc.

By:
Date:

Sturgis Bancorp, Inc.
July 28, 2004

SCHEDULE I

INDEMNIFICATION AGREEMENT BETWEEN

DONNELLY PENMAN & PARTNERS AND STURGIS BANCORP, INC.

          The Company shall indemnify DP&P and its affiliates, members, directors, agents, employees, and each other person controlling DP&P or any of its affiliates (each person is referred to as an "Indemnified Person") from all losses, claims, damages, liabilities and expenses (including reasonable counsel fees and expenses) to which any of them may become subject arising in any manner out of the performance by an Indemnified Person of services under the letter agreement (the "Engagement Letter") to which this Schedule I is attached (collectively referred to as "Claims"), except for Claims arising in any manner out of an Indemnified Person's breach of contract, negligence or bad faith in performing the services that are the subject of the Engagement Letter. If the foregoing indemnification is determined to be unenforceable by a court of competent jurisdiction, and the losses, claims, damages, liabilities and expenses do not arise solely from the Indemnified Person's breach of contract, negligence or bad faith, then the Company shall contribute to the amount paid or payable by DP&P as a result of such loss, claim, damage, liability or expense in such proportion as is appropriate to reflect the relative economic interests of the Company on the one hand and DP&P on the other hand in the Transaction contemplated by the Engagement Letter as well as the relative fault of the Company and DP&P with respect to such loss, claim, damage, liability or expense and any other relevant equitable considerations.

          If a Claim is made against an Indemnified Person for which the Indemnified Person proposes to demand indemnity from the Company, the Indemnified Person shall, promptly upon learning of the existence of such Claim, notify the Company of such Claim, but failure to promptly notify the Company will not relieve the Company from any liability which it may have hereunder or otherwise, except to the extent that such failure materially prejudices the Company's rights or ability to defend against any Claim related thereto. After such notice, the Company may assume the defense of such Claim, including the employment of counsel reasonably satisfactory to DP&P (which may be counsel to the Company) and the payments of the fees and disbursements of such counsel. In any Claim the defense of which the Company assumes, the Indemnified Person will have the right to participate in such defense and to retain its own counsel at such Indemnified Person's own expense and without reimbursement by the Company; provided, that the Company will pay as incurred the reasonable fees and expenses of such counsel if (i) the Company fails to employ counsel reasonably satisfactory to the Indemnified Person within a reasonable time after notice of the institution of the Claim, or (ii) the Company authorizes the Indemnified Person in writing to employ separate counsel at the expense of the Company. The Company will not be required to pay the fees and disbursements of more than one law firm for all Indemnified Persons. If the Company elects not to assume the defense of a Claim, or if counsel satisfactory to DP&P is not retained by the Company, counsel to represent all Indemnified Persons will be one chosen by DP&P, but will be reasonably satisfactory to the Company. The assumption of the defense of any Claim by the Company will not constitute an admission of responsibility to indemnify. The Indemnified Persons will reimburse the Company for any amounts expended or incurred by the Company if indemnification under this Schedule I with respect to the Claim is determined not to be required by a court of competent jurisdiction. The Company may elect to assume the defense of a Claim at any time during the pendency of the Claim, even if initially it did not elect to assume such defense, so long as such assumption at such later time would not materially prejudice the rights of the Indemnified Person. If the Company elects to assume the defense of a Claim, then (i) DP&P will, and will cause any other Indemnified Person to, cooperate fully in the Company's defense; (ii) the Company will not settle or compromise or consent to the entry of any judgment in any pending or threatened Claim unless the Company has given DP&P reasonable prior written notice thereof and used all reasonable efforts, after consultation with DP&P, to obtain an unconditional release of each Indemnified Person from all liability arising therefrom; and (iii) the Company shall have no liability with respect to any settlement, compromise or consent to entry of any judgment in such Claim by any Indemnified Person made without the Company's prior written consent. If the Company does not assume the defense of the Claim, any settlement, compromise or consent to the entry of any judgment in the Claim made without the Company's prior written consent, which consent shall not be unreasonably withheld, shall not be binding against the Company for purposes of its indemnification obligations under this Schedule I.

          The rights and obligations of the Company under this Schedule I shall be in addition to any rights and obligations the Indemnified Persons may have at common law or otherwise. The rights and obligations of the Indemnified Persons under this Schedule I and the respective rights and obligations of the Indemnified Persons and the Company under the Engagement Letter shall be governed by and construed in accordance with internal laws of the State of Michigan applicable to contracts executed in and to be performed in that state.